UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number 001-37381

XYLO TECHNOLOGIES LTD.

(Translation of registrant’s name into English)

10 HaNechoshet Street Tel-Aviv, 6971072, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

EXPLANATORY NOTE

Xylo Technologies Ltd. (the “Company”) hereby announces the closing of its previously disclosed scheme of arrangement (the “Arrangement”) pursuant to Section 350 of the Israeli Companies Law, 5759-1999, under which L.I.A. Pure Capital Ltd. (“Pure Capital”) has acquired all of the issued and outstanding share capital of the Company not already owned by it.

As a result of the closing of the Arrangement, the Company has become a wholly-owned subsidiary of Pure Capital. The Company’s American Depositary Shares (“ADSs”), each representing 40 ordinary shares, no par value, of the Company (“Ordinary Shares”), are delisted from the Nasdaq Capital Market, and the Company is in the process of terminating its registration with the U.S. Securities and Exchange Commission.

Pursuant to the terms of the Arrangement, holders of ADSs are entitled to receive cash consideration of $5.25 per ADS (or $0.13125 per Ordinary Share), subject to applicable withholding taxes. Computershare, Inc. (or one of its affiliates), acting as paying agent, will facilitate the payment of the cash consideration to holders of ADS or Ordinary Shares in accordance with the procedures previously disclosed, including submission of documentation required under the Israeli tax ruling.

The Bank of New York Mellon, as depositary, will send a separate notice to holders of ADSs regarding the termination of the deposit agreement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XYLO TECHNOLOGIES LTD.

Date: August 22, 2025	By:	/s/ Tali Dinar
Tali Dinar
Chief Financial Officer

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